Exhibit 4.2(c)

PLATFORM SPECIALTY PRODUCTS CORPORATION
EMPLOYEE SAVINGS AND 401(K) PLAN

THIRD AMENDMENT

WHEREAS, Platform Specialty Products Corporation, a corporation organized under the laws of the State of Delaware (the “Company”), sponsors the Platform Specialty Products Corporation Employee Savings and 401(k) Plan (the “Plan”), which was adopted effective generally as of January 1, 2014; and
WHEREAS, Article XI of the Plan reserves to the Company the right to amend the Plan; and
WHEREAS, the Company amended the Plan most recently by adoption of the Second Amendment; and
WHEREAS, the Company now desires to amend the rollover contribution provisions of the Plan to enable the Plan to accept and hold rollover contributions from individual accounts under eligible retirement plans consisting of after-tax employee contributions and associated earnings.
NOW, THEREFORE, the Plan is amended effective generally as of January 1, 2014, as follows:
•Section 2.36 is hereby amended by inserting immediately after the fourth (and final) sentence thereof the following: “The term ‘Rollover Contribution’ shall also include amounts proffered by a Participant and accepted by the Administrator as a contribution to the Plan in the form of a rollover distribution from an eligible retirement plan, within the meaning of Section 402(c) of the Code (other than an individual retirement account described in Section 408A of the Code) consisting of after-tax contributions by such Participant into such plan (together with associated earnings) that do not qualify as Roth Elective Contributions, provided however that nothing in this sentence shall prohibit the Administrator from also accepting Roth Rollover Contributions.”
•Section 2.37 is hereby amended by deleting the period at the end of the first (and only) sentence thereof and inserting in lieu thereof the following: “; and provided further that Rollover Contributions (as adjusted in accordance with the foregoing) of after-tax deferrals that do not qualify as Roth Rollover Contributions, shall be maintained in one or more accounts separate from all other Rollover Contributions in the same manner in which Roth Rollover Contributions are separately maintained.”
•Section 4.3(d) is amended as follows:

•
By deleting the sixth sentence thereof and inserting in lieu thereof the following: “Any such contributions shall be credited to the Rollover Contribution Account maintained on behalf of the Participant, provided however that all Roth Rollover Contributions shall be credited to Rollover Contribution Account separate and apart for the account(s) maintained for all other Rollover Contributions and all other Rollover Contributions composed of after-tax contributions shall be credited to Rollover Contribution Account separate and apart for the account(s) maintained for all other Rollover Contributions.”; and

•
By deleting the eighth sentence thereof and inserting in lieu thereof the following: “In the event that a Rollover Contribution intended to qualify for treatment as an eligible rollover within the meaning of Section 402(c) of the Code that is accepted by the Plan is determined subsequently by the Administrator to be ineligible for such treatment, such contribution, together with associated investment gains, if any, shall be distributed to the affected Participant not later than the due date (including extensions) for the tax return of the Company (or Affiliated Company by which the Participant is employed) for the period covering the date on which such determination is made; provided however that such distribution shall be deemed a return of the contribution, rather than a distribution within the meaning of Section 72 or 401(a) of the Code.”

IN WITNESS WHEREOF, the Company has caused this instrument to be executed on its behalf by its duly authorized officers as of this 17th day of November, 2014.
Platform Specialty Products Corporation

By:_/s/ Frank J. Monteiro
Chief Executive Officer